

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

10 September 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



09047039

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 September 2009, re: Dealings in Securities by a Principal Officer outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan -   The Bank of New York
                          ADR Department
                          101 Barclay Street, 22W
                          New York
                          NY 10286



General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 09/09/2009 05:15:11 PM
Reference No LI-090909-2D2E6

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *   ● Announcement ○ Reply to query

Subject :*   Dealings in Securities by a Principal Officer outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Chitt Loo	9.9.2009	1.624	12,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1

09 SEP 2009